UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HLS SYSTEMS INTERNATIONAL, LTD.
(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

G4604M 10 6
(CUSIP Number)

Advance Pacific Holdings, Ltd.
Ka Wa Cheng
Room 3713, The Centre
99 Queen’s Road Central
Hong Kong
(852) 25239211

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G4604M 10 6	Page 2 of 5

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Advance Pacific Holdings Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G4604M 10 6	Page 3 of 5

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Ka Wa Cheng (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Ka Wa Cheng may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Person. Ka Wa Cheng expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No. G4604M 10 6	Page 4 of 5

This Amendment No. 1 amends the Schedule 13D dated October 17, 2007 filed by Advanced Pacific Holdings, Limited ("APH") and Ka Wa Cheng ("Cheng") with respect to the Ordinary Shares, $0.001 par value of HLS Systems International Ltd., a British Virgin Islands corporation (the "Issuer"). Except as set forth below, all previous Items in the Schedule 13D remain unchanged. Capitalized terms used herein but not defined herein have the meanings given to them in the Schedule 13D, filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

As discussed more fully in Item 6 below, APH has transferred all of the shares of the Issuer it held (and all rights to the Earnout Shares under the Stock Purchase Agreement) to the former shareholders of Gifted Time Holdings ("GTH") in return for cancellation of the $200 million promissory note issued by APH for its acquisition of the shares of GTH.

Item 5.	Interest in Securities of Issuer.

Item 5 is hereby supplemented as follows:

c)     As discussed in Items 4 and 6, the reporting persons have disposed of all of their interests in the Issuer.

e)     The reporting persons ceased to be the beneficial owners of 5% or more of the ordinary shares of the Issuer on March 19, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On March 19, 2008, APH and Wang Changli, individually and on behalf of the parties which had previously been shareholders of GTH entered into a Dismissal Agreement. The Dismissal Agreement resulted in:

1)	The dismissal and termination of the agreement by which APH acquired the GTH shares from the shareholders,

2)
The assignment to the former shareholders of GTH of the shares of the Issuer held by APH and the rights to additional shares (the "Earnout Shares") issuable under the Stock Purchase Agreement between APH and Chardan North China Acquisition Corporation in the event specified after-tax operating profit goals are met, and

3)	The termination and cancellation of the $200 million note issued by APH in connection with its acquisition of the GTH shares.

As a result, the 22,200,000 shares of HLS held by APH have been transferred to a series of companies beneficially owned by the former shareholders of GTH.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit 4	Dismissal Agreement.

CUSIP No. G4604M 10 6	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2008

Advance Pacific Holdings, Limited By: /s/ Ka Wa Cheng Ka Wa Cheng, President
Ka Wa Cheng /s/ Ka Wa Cheng